Exhibit 99.1

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

Chi-Med Announces Pricing of Upsized U.S. Public Secondary Offering
of American Depositary Shares

London: June 28, 2019: Hutchison China MediTech Limited (“Chi-Med”) (AIM/Nasdaq: HCM) announces the upsizing and pricing of the underwritten public secondary offering previously announced by Chi-Med on June 27, 2019. Hutchison Healthcare Holdings Limited (“HHHL”), the largest shareholder of Chi-Med and a subsidiary of CK Hutchison Holdings Limited (SEHK: 1), will sell 12,000,000 American Depositary Shares (“ADSs”), each representing five ordinary shares, par value US$0.10 each, of Chi-Med, at a price of US$24.00 per ADS (“Offering”), less underwriting discounts and commissions.

HHHL has granted the underwriter a 30-day option to purchase up to 1,800,000 additional ADSs at the Offering price, less underwriting discounts and commissions. Assuming the over-allotment option is not exercised, HHHL will own approximately 51.2% of Chi-Med’s share capital immediately following the Offering. Assuming full exercise of the over-allotment option, HHHL will own approximately 49.8% of Chi-Med’s share capital immediately following the Offering. Closing of the Offering is expected to occur on or about July 2, 2019, subject to customary closing conditions.

HHHL will receive all of the proceeds from the Offering.  Morgan Stanley & Co. LLC is acting as sole underwriter for the Offering.

This announcement does not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. The ADSs described above are being offered by HHHL pursuant to a shelf registration statement on Form F-3 filed by Chi-Med with the United States Securities and Exchange Commission (“SEC”) that became automatically effective on April 3, 2017. A preliminary prospectus supplement related to the Offering has been filed with the SEC. A final prospectus supplement related to the Offering will be filed with the SEC and will be available on the website of the SEC at www.sec.gov. When available, electronic copies of the final prospectus supplement and the accompanying prospectus relating to the Offering may be obtained from Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, New York 10014.

No money, securities or other consideration is being solicited, and, if sent in response to the information contained in this announcement, will not be accepted.

This announcement is not directed to, or intended for distribution or use by, any person or entity that is a citizen or resident or located in any locality, state, country or other jurisdiction where such distribution, publication, availability or use would be contrary to law or regulation or which would require any registration or licensing within such jurisdiction.

This announcement contains inside information for the purposes of Article 7 of Regulation (EU) No 596/2014.

About Chi-Med

Chi-Med (AIM/Nasdaq: HCM) is an innovative biopharmaceutical company which researches, develops, manufactures and markets pharmaceutical products. Its Innovation Platform, Hutchison MediPharma, has about 440 scientists and staff focusing on discovering, developing and commercializing targeted therapeutics and immunotherapies in oncology and autoimmune diseases.

It has a portfolio of eight cancer drug candidates currently in clinical studies around the world. Chi-Med’s Commercial Platform manufactures, markets, and distributes prescription drugs and consumer health products, covering an extensive network of hospitals across China.

Dual-listed on the AIM market of the London Stock Exchange and the Nasdaq Global Select Market, Chi-Med is headquartered in Hong Kong and majority owned by the multinational conglomerate CK Hutchison Holdings Limited (SEHK: 1). For more information, please visit: www.chi-med.com.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect Chi-Med’s current expectations regarding future events, including management’s plans and objectives.  Forward-looking statements involve risks and uncertainties.  Such risks and uncertainties include, among other things, the possibility that the closing conditions for the Offering will not be satisfied. More information about such risks and uncertainties is contained or incorporated by reference in the prospectus supplement and the accompanying prospectus related to the Offering filed with the SEC.  Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.  For further discussion of these and other risks, see Chi-Med’s filings with the SEC and on AIM.  None of Chi-Med, HHHL or Morgan Stanley & Co. LLC undertakes any obligation to update or revise the information contained in this announcement whether as a result of new information, future events or circumstances or otherwise.

Important Notice

No prospectus required for the purposes of the Prospectus Directive or admission document will be made available in connection with the matters contained in this announcement. For these purposes, the term “Prospectus Directive” means Directive 2003/71/EC (as amended) and includes any relevant implementing measure in the Member State of the European Economic Area concerned.

In any Member State of the European Economic Area, this announcement is only addressed to and directed at persons who are “Qualified Investors” within the meaning of Article 2(1)(e) of the Prospectus Directive. The ADSs are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with Qualified Investors. This announcement should not be acted upon or relied upon in any Member State of the European Economic Area by persons who are not Qualified Investors.

This communication, in so far as it constitutes an invitation or inducement to enter into investment activity (within the meaning of s21 Financial Services and Markets Act 2000 as amended) in connection with the securities which are the subject of the Offering described in this announcement or otherwise, is being directed only at persons who (i) are outside the United Kingdom or (ii) have professional experience in matters relating to investments falling within Article 19(5) (investment professionals) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) are persons falling within Article 49(2)(a) to (d) (high net worth companies, unincorporated associations etc.) of the Order; or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons in (i) to (iv) together being referred to as “relevant persons”). This announcement is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this announcement relates is available only to relevant persons and will be engaged in only with relevant persons.

In connection with the Offering, the underwriter or its affiliates may conduct stabilization activities with respect to the ADSs on Nasdaq, in the over-the-counter market or otherwise, to support the market price of the ADSs at a higher level than that which might otherwise prevail in the open market, in compliance with all applicable laws and regulations, including Regulation M under the U.S. Securities Exchange Act of 1934, as amended. These activities may include short sales, stabilizing transactions and purchases of ordinary shares or ADSs to cover positions created by short sales. Any stabilization action may begin on the date of adequate public disclosure of the final price of the ADSs to be sold pursuant to the Offering and, if begun, may be ended at any time but must end no later than 30 calendar days thereafter (the “Stabilization Period”). However, there is no obligation on the underwriter (or any person acting for it) to conduct any such stabilizing activities, and the stabilization activities may be discontinued at any time.

In connection with the Offering, the underwriter may, for stabilization purposes, over-allocate ADSs up to a maximum of 15% of the total number of ADSs comprised in the Offering. For the purposes of allowing it to cover short positions resulting from any such over-allotments and/or from sales of ADSs effected by it during the Stabilization Period, the underwriter has entered into over-allotment arrangements pursuant to which the underwriter may purchase or procure purchasers for additional ADSs up to a maximum of 15% of the total number of ADSs comprised in the Offering (the “Over-allotment ADSs”) at the Offering price. The over-allotment arrangements will be exercisable in whole or in part, upon notice by the underwriter, at any time on or before the 30th calendar day after pricing. Any Over-allotment ADSs made available pursuant to the over-allotment arrangements will be sold on the same terms and conditions as the ADSs being offered pursuant to the Offering and will rank pari passu in all respects with, and form a single class with, the other ADSs.

CONTACTS

Investor Enquiries

	Mark Lee, Senior Vice President, Corporate Finance & Development	+852 2121 8200

	Annie Cheng, Vice President, Corporate Finance & Development	+1 (973) 567 3786

	David Dible, Citigate Dewe Rogerson	+44 7967 566 919 (Mobile) david.dible@citigatedewerogerson.com

	Xuan Yang, Solebury Trout	+1 (415) 971 9412 (Mobile) xyang@soleburytrout.com

Media Enquiries

	UK & Europe — Anthony Carlisle, Citigate Dewe Rogerson	+44 7973 611 888 (Mobile) anthony.carlisle@cdrconsultancy.co.uk

	Americas — Brad Miles, Solebury Trout	+1 (917) 570 7340 (Mobile) bmiles@soleburytrout.com

Hong Kong & Asia ex-China	— Joseph Chi Lo, Brunswick	+852 9850 5033 (Mobile) jlo@brunswickgroup.com

	— Zhou Yi, Brunswick	+852 9783 6894 (Mobile) yzhou@brunswickgroup.com

	Mainland China — Sam Shen, Edelman	+86 136 7179 1029 (Mobile) sam.shen@edelman.com

Nominated Advisor

	Richard Gray / Atholl Tweedie, Panmure Gordon (UK) Limited	+44 (20) 7886 2500